Exhibit (a)(4)

                        SUPPLEMENT DATED JULY 10, 1998 TO
                      OFFER TO PURCHASE DATED JUNE 22, 1998


     The Offer to Purchase Dated June 22, 1998 is supplemented by the following:

DETERMINATION OF OFFER PRICE (page 8)

     The 15% discount used in determining the Offer Price was established by the Company and Hughes and is not the result of arm's length negotiations. The Company and Hughes did not use objective criteria in applying a 15% discount to their estimate of the liquidation value per Unit, and the appropriate discount may be lower or higher than 15%. In prior tender offers, the Company and Hughes applied a 10% discount. The Offer Price is significantly higher than the limited secondary sales transactions known to the General Partners. See "Market Prices of Units" (page 14) in the Offer to Purchase.

THE OFFER - CONDITIONS OF THE OFFER (page 12)

     All of the conditions to the Offer to Purchase must be satisfied or waived prior to the Expiration Date.

     Condition (viii) on page 12 is revised to read as follows: "(viii) which adds a cost to the Offer to Purchase or involves a delay to the Offer to Purchase, which in either case is material in the reasonable judgment of the General Partners."

MARKET PRICES OF UNITS - INFORMATION FROM DEAN WITTER REGARDING
   SALES TRANSACTIONS (page 16)

     Dean Witter advised the General Partners that it had no information on transactions in Units during the periods in the table.